Redfield Ventures, Inc 244 Fifth Ave Ste #1563 New York, NY 10001 Tel: 212-726-2184 www.redfieldventures.com

December 7, 2012

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington DC 20549

Attention:	Larry Spirgel, Assistant Director Gregory Dundas, Attorney-Advisor Kathryn Jacobson, Staff Accountant Robert Littlepage, Accountant Branch Chief

Re:	Redfield Ventures, Inc Amendment No.2 to Registration Statement on Form S-1 Filed [November 23, 2012] File No. 333-183502

Dear Sir/Madam:

The Management of Redfield Ventures, Inc is in receipt of your comment letter dated November 29, 2012 on the Company’s amended Registration Statement (“Amendment No.2”) filed on November 23, 2012, via electronic mail. Amendment No.3 to the aforesaid Registration Statement is being filed concurrently and the Company’s response to your questions as restated herein. The Company had also revised the Registration Statement wherever relevant to update other disclosures in addition to the comments raised.

Risk Factors, page 5

We are not yet a fully reporting company…, page 8

1.
We note your responses to comments 3 and 6 in our letter dated November 2, 2012. Please revise the risk factor to remove the inference that your common stock is quoted on the OTC-BB. Please also revise your first sentence to avoid the implication that you will register your shares under the Exchange Act at some certain future date. Please revise to indicate that registration may never be required nor voluntarily pursued by the company.

Response:

We had revised the risk factor to remove the inference that our common stock is quoted on the OTC-BB. We also revised to state that our common stock is not registered under the Exchange Act and not quoted on the OTC Bulletin Board. We may never become a fully reporting company and registration of our common stock under the Exchange Act may not be required nor voluntarily pursued by the company.

Consent of Independent Registered Public Accounting Firm…, page 26

2.	Please have your auditor revise their consent so that they are consenting to the use of their report dated August 6, 2012.

Response:

We had incorporated an updated auditors report dated December 7, 2012 into the Registration Statement pursuant our updated financial statements for the period ended September 30, 2012 along with the auditor’s revised consent letter.

General

3.	Please update your financial statements pursuant to the applicable sections of Rule 8-08 of Regulation S-X.

We had updated our financial statements for the period ended September 30, 2012 pursuant to Rule 8-08 of Regulation S-X and incorporated the same into our Registration Statement.

Should there be any additional questions or comments on the foregoing, please do not hesitate to contact the undersigned at (212) 726-2184 or, in his absence, Khoo Hsiang Hua at (917) 720-3390.

Sincerely,

REDFIELD VENTURES, INC
/s/ Long Nguyen
Long Nguyen
Chief Executive Officer